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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K
            Report of Foreign Private Issuer Pursuant to Rule 13a-16
                or 15d-16 of the Securities Exchange Act of 1934

                           For the month of April 2000

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                  (65) 352-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

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                               TABLE OF CONTENTS:

        1. Other Events

        On April 17, 2000 (Singapore time), the Company announced the postponement of the previously announced global offering of 213,000,000 ordinary shares, directly or in the form of American Depositary Shares. The proposed offering consisted of 78,000,000 ordinary shares offered by Chartered and 135,000,000 ordinary shares offered by selling shareholders. A copy of the Company's news release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

        2. Exhibits

        99.1 Company News Release dated April 17, 2000 (Singapore time).

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.


Date: April 18, 2000
                                    CHARTERED SEMICONDUCTOR
                                    MANUFACTURING LTD


                                    By:    /s/ CHIA SONG HWEE
                                           -------------------------------
                                    Name:     Chia Song Hwee
                                    Title:    Senior Vice President and
                                              Chief Financial Officer

                                  EXHIBIT INDEX


        99.1 Company News release dated April 17, 2000 (Singapore time).